Mail Stop 4561

February 9, 2007

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

> **Re:** **Weyerhaeuser Company**
> **Schedule TO-I**
> **Filed February 2, 2007**
> **File No. 5-10964**
>
> **Domtar Corporation**
> **Registration Statement on Forms S-1 and S-4**
> **Filed February 2, 2007**
> **File No. 333-140411**

Dear Mr. Hall:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Prospectus/Offer to Exchange

Cover Page

1. The cover page disclosure should be limited to one page. Please revise the disclosure, which extends over two pages, to the extent possible to include only the most material terms of the transaction. In addition, please disclose in the

second paragraph your statement currently on inside of the cover page that no market currently exists for shares of Domtar Corporation's common stock.

2. We note your disclosure on the cover page and elsewhere that for each $1.00 of Weyerhaeuser common shares or exchangeable shares accepted in the exchange offer, Weyerhaeuser shareholders will receive approximately $1.11 of Company common stock, subject to a limit of 11.1442 shares of Company common stock. You assert that if the limit is in effect, shareholders will receive less than $1.11 and "could receive much less" and that the exchange offer "does not provide for a minimum exchange ratio." Please explain the basis for this assertion. Clarify under what circumstances, if any, shareholders might not receive any value for their shares to the extent there is no minimum ratio.

3. Prominently address the risks of pricing the Company common stock based on the price of Domtar Inc. common stock. For example, there is no guarantee that the Company common stock will trade at the same price as Domtar Inc. common stock.

Questions and Answers about this Exchange Offer and the Transactions

4. Please revise the introductory paragraph to eliminate the embedded paragraphs in favor of bullet points or some other user-friendly presentation.

5. Include a question and answer addressing why the trading price of the Domtar Inc. common stock serves as a good proxy for the value of the Company common stock. Further, briefly address the risks of pricing based on another security. Consider adding a risk factor addressing these risks more prominently. We note the last sentence of the last risk factor on page 37.

6. We note that holders who wish to tender after the exchange ratio has been set on the date of expiration must obtain a Medallion guarantee. Please briefly, yet prominently, describe this procedure. Further in this regard, please describe any special steps that holders who wish to withdraw must take once the ratio has been set.

Summary, page 1

7. We note that you have provided a sensitivity table on page 42 under the heading This Exchange Offer. Please include a similar table in the summary section in order to facilitate shareholder understanding of the manner in which the number of shares to be received in exchange for the Weyerhaeuser shares may increase or decrease. In this regard, please explain why you believe a 5% increase or decrease in the price is an appropriate measure given that the market price for both companies have fluctuated at a rate higher than 5% within the past month.

This Exchange Offer

Proration; Tenders for Exchange …, page 43

8. We note that proration will not be based on a shareholder's aggregate ownership
    of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares. Please
    advise as to whether this is consistent with Rule 13e-4(f)(3). Alternatively,
    consider whether the offer for common shares and exchangeable shares are two
    separate offers.

Material U.S. Federal Income Tax Consequences, page 58

9. We note that you have received the IRS ruling noted in this discussion. Please
    file the ruling as an exhibit to the registration statement and describe. To the
    extent the IRS ruling does not address all the material consequences, counsel must
    opine to those other consequences.

10. It is unclear whether the opinion and the ruling address all of the material
    consequences of the transactions. The introductory statement indicates that this
    section addresses the material U.S. federal income tax consequences of the
    Exchange Offer. The opinion is limited to the consequences of the Contribution
    and the Distribution. What consideration was given to the need to address the
    consequences of the Arrangement to the holders who will receive Company
    shares? It would appear that this may be material. Further, while the opinion
    need only address federal tax consequences, in certain transactions it may be
    necessary to describe foreign tax consequences. In this case, because certain of
    the subject securities are exchangeable shares held in Canada, you should address
    the material Canadian income tax consequences to the holders of those shares.
    We note the brief discussion in the "Summary" section.

11. To the extent applicable, the disclosure and the short form opinion must state
    clearly that the discussion under this heading is counsel's opinion. Further, it is
    inappropriate for either the opinion or the prospectus to state that the discussion in
    the prospectus is "an accurate summary" of the tax consequences. Please revise.

12. The discussion assumes that "the Contribution and Distribution qualify as tax-free
    under Sections 355 and 368 of the Code." The opinion should not assume the tax
    consequences in issue but should opine on the material tax issues. Please revise.
    To the extent the opinion is relying on the IRS ruling in this regard, so state.

The Transactions, page 63

13. Expand the background discussion to describe the alternatives considered and rejected by the Weyerhaeuser board and the reasons therefore in more detail.

14. Address the reasons for Domtar Inc's for engaging in the transaction. See Item 4 of Form S-4. Further, describe the negotiations with Domtar in more detail. See Item 6 of Form S-4.

15. We note that Weyerhaeuser retained Morgan Stanley as its financial advisor. Expand to clarify the services provided by Morgan Stanley. In this regard, please advise whether Morgan Stanley provided any analysis or guidance with respect to whether the transactions are fair to Weyerhaeuser or the Weyerhaeuser stockholders and, if so, why the board deemed such analysis or guidance not to be material.

Legality Opinion

16. We note that the legality opinion is limited to matters of the General Corporation Law of the State of Delaware. Please confirm that your reference and limitation to Delaware General Corporate Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Schedule TO

17. In a registered exchange offer, post-commencement communications filed under Rule 425 of the Securities Act must also be filed as an amendment to the Schedule TO. Please see Q&A I.B.18 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (Third Supplement, July 2001) available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide, in writing, a statement from the companies acknowledging that:

· they are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Maryse Mills-Apenteng at (202) 551-3457 or the undersigned at (202)-551-3735. You may also contact Pamela Carmody, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3265 or via facsimile at (202) 772-9203.

Sincerely,

Barbara C. Jacobs
Assistant Director